UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70259 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 8/1/2020 (MM/DD/YY) AND ENDING 7/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINTERFLOOD SECURITIES US CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1460 BROADWAY 9TH FLOOR
(No. and Street)

| NEW YORK | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE PARISE 212 751-4422

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

| 529 FIFTH AVENUE | NEW YORK | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, JOHN SCHRAFF _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
WINTERFLOOD SECURITIES US CORPORATION _____, as

of JULY 31 _____, 20 21 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER
Title



Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 20 22

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**WINTERFLOOD SECURITIES US CORPORATION**
**Statement of Financial Condition**
**July 31, 2021**
**(With report of Independent Registered Public**
**Accounting Firm Thereon)**

**WINTERFLOOD SECURITIES US CORPORATION**
**Table of Contents**
**July 31, 2021**

Page(s)



CITRINCOOPERMAN®
Accountants and Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Winterflood Securities US Corporation

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Winterflood Securities US Corporation as of July 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Winterflood Securities US Corporation as of July 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Winterflood Securities US Corporation's management. Our responsibility is to express an opinion on Winterflood Securities US Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Winterflood Securities US Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Winterflood Securities US Corporation's auditor since 2019.
New York, New York
September 13, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

**WINTERFLOOD SECURITIES US CORPORATION**
**Statement of Financial Condition**
**As of July 31, 2021**

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 997,059 |
| Due from affiliate | | 29,557 |
| Accounts receivable customer | | 43,194 |
| Other assets | | 16,692 |
| Total assets | $ | 1,086,502 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---:|
| Fail to receive | $ | 43,194 |
| Accounts payable and other accrued expenses | | 81,587 |
| Total liabilities | | 124,781 |

Stockholder's equity

| | |
|---|---:|
| Common stock ($.0001 par value, 2,000 shares authorized, 890 shares issued and outstanding) | - |
| Additional paid-in capital | 890,000 |
| Retained earnings | 71,721 |
| | |
| Total stockholder's equity | 961,721 |
| Total liabilities and stockholder's equity | $ 1,086,502 |

The accompanying notes are an integral part of this financial statement.

**WINTERFLOOD SECURITIES US CORPORATION**
**Notes to the Financial Statement**
**As of July 31, 2021**

1. **Organization and Nature of Business**

   Winterflood Securities US Corporation (the "Company") is a wholly-owned subsidiary of Winterflood Securities Holdings Limited (the "Parent") and was formed on July 20, 2018. The Company was approved as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") in August 2019.

   The Company accepts and executes orders from major U.S. Institutional Investors, as defined in SEC Rule 15a-6 (the "Rule"), primarily for foreign securities. The Company may also act as a member of a selling group in selected underwritings on a best efforts basis and may conduct a private placement business. The Company transmits orders in foreign securities to an affiliate for execution and clearing pursuant to a Brokerage Services Agreement between the Company and Winterflood Securities Limited ("Affiliate"), a limited company organized under the laws of the United Kingdom.

2. **Summary of Significant Accounting Policies**

   The following is a summary of the significant accounting policies followed by the Company.

   **Basis of Presentation**
   The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   **Cash**
   The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits.  At July 31, 2021, the Company held its cash at a major bank, in an amount that exceeded federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts.

   **Use of Estimates**
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

   **Income Taxes**
   The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

**Current Expected Credit Losses**

On August 1, 2020, the Company adopted Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses* (Topic 326) on a prospective basis. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "current expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g. cash and accounts receivable customer), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

3. **Receivable From and Payable To Customers**

Amounts receivable from and payable to customers at July 31, 2021 consists of securities failed to deliver/receive of $43,194.

4. **Related-Party Transactions**

The Company has entered into an Expense Sharing Agreement ("ESA") as of August 20, 2019 with the Affiliate whereby the Affiliate is to provide employment related and office and administrative related services to the Company.

In addition, as per the terms of the ESA, the Affiliate shall pay to the Company an amount equal to 108%, or such other mark-up as may be agreed from time to time, of all of the expenses of the Company.

There is a net Due from affiliate in the amount of $29,557 on the accompanying Statement of Financial Condition. These balances are net settled at random intervals throughout the year.

5. **Income Taxes**

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards. The Company has accrued approximately $13,000 for current federal, state and local income taxes.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of July 31, 2021. Generally, the Company's tax returns are subject to examination by federal, state, and local authorities for all periods since inception. The Company recognizes and measures its unrecognized tax positions in accordance with ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change.  Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of operations.  The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

**6.      Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At July 31, 2021, the Company's net capital was approximately $915,000 which was approximately $665,000 in excess of its minimum requirement of $250,000.

**7.       Exemption from Rule 15c3-3**

The Company claims exemption from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(i) of the Rule.

**8.      Uncertainty**

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." Disruptions to business operations have occurred and could continue to develop as a result of quarantines of employees and customers in areas affected by the outbreak. Given the uncertainty of the situation, the duration of the business disruption and the related financial impact cannot be reasonably estimated at this time.

**9.      Subsequent Events**

On July 27, 2021, the U.S. Securities and Exchange Commission began a routine examination of the Company.  To date there has not been any findings

Management of the Company evaluated subsequent events or transactions that occurred from July 31, 2021 through the date this financial statement was issued September 13, 2021.